March 29, 2022

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re: Sixth Street Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on March 25, 2022

Dear Ms. Lithotomos:

On March 25, 2022, Sixth Street Specialty Lending, Inc. (the “Company”) filed on EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to the Company’s special meeting of stockholders scheduled to take place on May 26, 2022, at which the Company’s stockholders will be asked to consider and vote upon a proposal to allow the Company to sell or otherwise issue shares of its common stock at a price below its then-current net asset value per share in one or more offerings, in each case subject to the approval of its board of directors and subject to certain conditions as set forth therein, including that the number of shares issued does not exceed 25% of its then-outstanding common stock immediately prior to each such offering. The Company currently anticipates releasing the definitive proxy statement to stockholders on or before April 13, 2022.

If you have any questions or comments regarding the Proxy Statement, please contact Helena Grannis at (212) 225-2376.

Valerie J. Lithotomos

Securities and Exchange Commission, p. 2

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ian Simmonds

            Sixth Street Specialty Lending, Inc.

Adam E. Fleisher

            Cleary Gottlieb Steen & Hamilton LLP